Outlook

Wefunder - Help CareNgen get the funding they need

From [redacted]
Date Fri 1/30/2026 10:46 AM
To [redacted]

1 attachment (9 MB)
Safe Pitch Deck - Jan 2026 JKR version.pptx;

https://wefunder.com/carengen

Hi [redacted] here is the link for investing in CareNgen on wefunder. It is for investments anywhere from $500 - $49,999. I have also attached our pitch deck.

Sincerely,

[redacted]

CARENGEN
SENIOR CARE PLANNING SIMPLIFIED